UNAUDITED

COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

PROFIT AND LOSS % OF TOTAL INCOME

January - December 2015

	TOTAL	
	JAN - DEC 2015	% OF INCOME
INCOME		
Square Income	71,970.47	100.00 %
Total Income	**$71,970.47**	**100.00 %**
GROSS PROFIT	**$71,970.47**	**100.00 %**
EXPENSES		
Accountant & Attorney Fees	566.80	0.79 %
Advertising and Promotion	120.00	0.17 %
Interior & Exterior Signs	243.32	0.34 %
Internet & Social Media	1,679.88	2.33 %
Printed Materials	1,265.37	1.76 %
Total Advertising and Promotion	**3,308.57**	**4.60 %**
Automobile Expense	32.00	0.04 %
Building Material	495.74	0.69 %
Business Taxes,Licenses, and Permits	1,220.00	1.70 %
Cleaning or Snow Plowing Serv	1,782.50	2.48 %
Computer & Technology	971.29	1.35 %
Decor' Furniture & Equipment	93.33	0.13 %
Depreciation Expense	9,517.97	13.22 %
Donations & Complimentry Svs	295.85	0.41 %
Dues and Subscriptions	814.95	1.13 %
Education & Training	0.00	0.00 %
Employees	26.46	0.04 %
Owner	423.25	0.59 %
Total Education & Training	**449.71**	**0.62 %**
Insurance Expense	0.00	0.00 %
Property, Casualty, & Liability	516.00	0.72 %
Total Insurance Expense	**516.00**	**0.72 %**
Interest Expense	0.00	0.00 %
Interest to Credit Cards	893.03	1.24 %
Interest to Loans	1,672.92	2.32 %
Total Interest Expense	**2,565.95**	**3.57 %**
Massage Supplies	2,206.29	3.07 %
Meals and Entertainment	285.92	0.40 %
Office Equipment	566.85	0.79 %
Office Supplies	3,706.13	5.15 %
Online Software	1,208.36	1.68 %
Payroll Expenses	0.00	0.00 %
Contract Labor	350.00	0.49 %
Payroll Expenses (2014 -2017)	20,716.07	28.78 %
Payroll Taxes	2,103.84	2.92 %
Workers Comp Insurance	507.42	0.71 %
Total Payroll Expenses	**23,677.33**	**32.90 %**

	TOTAL	
	JAN - DEC 2015	% OF INCOME
Payroll Processing Fees	1,689.30	2.35 %
Postage & Shipping	157.02	0.22 %
Professional Consultants	225.00	0.31 %
Repairs and Maintenance	50.00	0.07 %
Retail Sales Item Purchases	695.25	0.97 %
Sales Tax Expense	0.02	0.00 %
Square Expense	941.13	1.31 %
Square Fees	414.26	0.58 %
Telecommunications Expense	2,160.28	3.00 %
Uniforms	483.97	0.67 %
Total Expenses	**$61,097.77**	**84.89 %**
NET OPERATING INCOME	$10,872.70	15.11 %
NET INCOME	$10,872.70	15.11 %

UNAUDITED
COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

BALANCE SHEET
As of December 31, 2015

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Gift Certificate Acct - Commerce Bank	6,655.00
Operating Acct - Commerce Bank	6,346.89
Tips Cash	0.00
Total Bank Accounts	**$13,001.89**
Accounts Receivable	**$0.00**
Other Current Assets	**$468.00**
Total Current Assets	**$13,469.89**
Fixed Assets	**$25,264.25**
TOTAL ASSETS	**$38,734.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue for Business	4,691.89
Total Credit Cards	**$4,691.89**
Other Current Liabilities	
Due to Owner	0.00
Gift Certificates	6,605.00
Payroll Liabilities	0.00
Sales Tax Agency Payable	0.00
Square Sales Tax Payable	11.54
Sales Tax Payable	34.01
Total Square Sales Tax Payable	**45.55**
Total Other Current Liabilities	**$6,650.55**
Total Current Liabilities	**$11,342.44**
Long-Term Liabilities	
Commerce Bank Intrst Only Loan	30,000.00
Total Long-Term Liabilities	**$30,000.00**
Total Liabilities	**$41,342.44**
Equity	
Cathrine Thibault Paid in Capital	11,060.00
Cathrine Thibault Personal Equipment & Resource Contribution	23,088.10
Owners Contributions/Draw	-16,397.13
Retained Earnings	-31,231.97
Net Income	10,872.70
Total Equity	**$ -2,608.30**
TOTAL LIABILITIES AND EQUITY	**$38,734.14**

UNAUDITED
COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

STATEMENT OF CASH FLOWS
January - December 2015

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,872.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	0.00
Blue for Business	-995.04
Gift Certificates	5,645.00
Payroll Liabilities	0.00
Sales Tax Agency Payable	0.00
Square Sales Tax Payable	11.54
Square Sales Tax Payable:Sales Tax Payable	26.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,688.22**
Net cash provided by operating activities	**$15,560.92**
INVESTING ACTIVITIES	
Building & Structural Material:Accum Depn - Building & Struc	3,458.17
Computer & Technology Equipment:Accum Depn - Computer & Tech	2,333.93
Furniture and Equipment:Decorative Furniture:Accum Depn - Decorative Furn	1,108.10
Furniture and Equipment:Non Furniture Equipment:Accum Depn - Non Furniture Eq	905.42
Furniture and Equipment:Office Furniture:Accum Depn - Office Furn	630.47
Massage Equipment:Accum Depn - Massage Equip	1,081.88
Net cash provided by investing activities	**$9,517.97**
FINANCING ACTIVITIES	
Owners Contributions/Draw	-16,770.00
Net cash provided by financing activities	**$ -16,770.00**
NET CASH INCREASE FOR PERIOD	**$8,308.89**
CASH AT BEGINNING OF PERIOD	4,693.00
CASH AT END OF PERIOD	**$13,001.89**